CONTACT:
MEDIA: Janet Ko
(905) 267-4226 janet.ko@mdsinc.com

INVESTORS: Peter Dans
 (905) 267-4230 peter.dans@mdsinc.com

For Immediate Release:

MDS Inc. Completes Divestiture
of Central Labs Operations

TORONTO, CANADA, November 2, 2009 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today announced that it has completed the divestiture of its Central Labs operations to Czura Thornton, a private investment group based in Jersey, Channel Islands.

Central Labs provides a comprehensive range of late-stage laboratory services to global clients, including standardized assays, cardiac services, integrated data management, international laboratory study co-ordination and site support from 600 employees at six sites in Europe, North America and Asia.

"The completion of this transaction supports the Company’s strategy to focus on its MDS Nordion business,” said Stephen P. DeFalco, President and Chief Executive Officer of MDS Inc. “MDS Nordion remains committed to innovation and operational excellence to further build its leadership positions in the provision of medical isotopes for molecular and diagnostic imaging, radiotherapeutics and sterilization technologies.”

MDS Inc. Strategic Repositioning
On September 2, 2009, MDS announced it had reached an agreement with Danaher Corporation to sell its MDS Analytical Technologies business. The Company also announced that it intends to sell its remaining MDS Pharma Services business, a leading provider of innovative drug discovery and early-stage development solutions for pharmaceutical and biotechnology companies. Upon completion of these transactions, the Company will be focused solely on its MDS Nordion business, which is a leading provider of medical isotopes for molecular and diagnostic imaging, radiotherapeutics and sterilization technologies. Additional background materials pertaining to the new strategic direction for MDS Inc. can be found on MDS Inc.’s Website at http://www.mdsinc.com/strategic_repositioning_of_mds/index.asp.

There can be no assurance that MDS will complete a transaction involving MDS Pharma Services. If MDS determines that there is not an acceptable transaction, it intends to retain and invest in building the business.

About Czura Thornton
Czura Thornton is a private investment firm that has extensive experience in international business, contract research and medical laboratories. The firm is invested in the life sciences, property and transportation sectors. Further information can be found at www.czurathornton.com.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 3,600 highly skilled people in 13 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

SOURCE: MDS